SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                              Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740


       (Name of company or companies filing this statement and address of principal executive office)


                              Allegheny Energy, Inc.


             (Name of top registered holding company parent of each
                            applicant or declarant)


                              Thomas K. Henderson, Esq.
                              Vice President
                              Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740


(Name and address of agents for service)

Item 1.  Description of Proposed Transactions.

         A.  Introduction.

         Allegheny Energy, Inc., a registered public utility holding company ("Allegheny") proposes to adopt and implement a stockholder protection rights plan (the "Plan"). The Board of Directors (the "Board") of Allegheny intends to declare a dividend of one right (a "Right") for each outstanding share of Allegheny common stock, par value $1.25 per share (the "Common Stock"), payable to all stockholders of record on a record date ("Record Time") to be established by the Board after receipt of the Securities and Exchange Commission's (the "Commission") authorization herein requested and after final Board action to approve the Plan and declare the dividend. As of December 31, 1998, there were approximately 122,436,317 shares of Common Stock outstanding. The Rights will be created by and issued pursuant to a Rights Agreement (the "Rights Agreement"), between Allegheny and ChaseMellon Shareholder Services, Inc. ("Rights Agent"), as Rights Agent.

         B.  Background.

         Unsolicited attempts to acquire public companies have required boards of directors and their stockholders to make difficult decisions affecting the value, and on occasion, the existence, of companies within extremely short time periods. Such takeover attempts often occur when a company is particularly vulnerable and when the board has determined that the company's inherent long-term value is inadequately recognized by the marketplace.

         The electric utility industry is undergoing dramatic technological and regulatory changes, transforming from a highly regulated to a competitive industry. State initiatives to introduce competition for retail customers, and possible federal initiatives regarding retail competition, are compelling a restructuring of the industry. Uncertainty regarding the future and state regulators' focus on reducing retail rates has resulted in depressed market values for certain utilities and increased takeover activity, including hostile or other unwanted takeover bids, further indicating that Allegheny's stockholders may be at risk of losing the long-term value of Allegheny.

         Because Allegheny is a public utility holding company registered under the Act, acquisitions of more than 5% of its Common Stock, a merger or consolidation of Allegheny, and certain other transactions (such as sales of assets as part of any takeover attempt) would require Commission approval. Nonetheless, the changing regulatory environment suggests that public utility holding companies, including Allegheny, and their stockholders are losing, to some degree, the regulatory protection against hostile acquisitions that they had formally. Proposals have been introduced in Congress for repeal or amendment of the Public Utility Holding Company Act of 1935, as amended (the "Act"), some of which have been supported by the Commission. Further, in response to state or federal legislation or regulatory requirements or in order to continue to compete in a dynamic utility industry, Allegheny may in the future pursue possible strategies that would, among other things, have the effect of de-registration or terminating regulation of Allegheny by the Commission under the Act.

         Stockholder rights plans have become a widely accepted means to maximize stockholder value by reducing the risk of nonrealization of stockholder value due to opportunistic proposals. Such a plan would encourage potential acquirers to negotiate with the Board. A stockholder rights plan may enhance the probability that a competing offer will emerge. Over 1,700 public companies have adopted rights plans, including about half of the Fortune 500 companies and an increasing number of publicly traded utility companies. In addition, to date, the Commission has authorized several registered holding companies to adopt rights plans.

         The Board believes that the Rights Agreement is appropriate and necessary to preserve, in the event of an attempted takeover, Allegheny's value for its stockholders. In this regard, the Rights Agreement is designed to deter attempts to acquire Allegheny in a manner or on terms which the Board determines are not in the best interests of all stockholders. Specifically, the Rights Agreement is intended to:

            (i) reduce the risk of two-tiered, front-end loaded tender offers or partial tender offers which may not offer fair and equal value to all stockholders of Allegheny;

           (ii) deter potential accumulators of Allegheny's shares who (through open market and/or private purchases) may achieve a position of substantial influence, or even control, without paying to the selling or remaining stockholders of Allegheny an appropriate control premium for their shares;

          (iii) deter potential accumulators of Allegheny's shares who are only interested in putting Allegheny into "play"; and

           (iv) preserve for Allegheny's Board maximum bargaining power and flexibility to deal with hostile acquirors in order to be in a position to maximize value for all stockholders.

         The Rights Agreement attempts to achieve these goals by confronting a potential acquiror of more than 15% of Allegheny's outstanding Common Stock with the possibility that Allegheny's stockholders, by exercising their Rights, will be able to increase substantially such acquiror's cost of acquiring Allegheny.

         The Plan may in certain circumstances permit the Board to thwart an inadequate offer. The Plan would also provide the Board a role (supplemental to the role of the Commission under the Act) in discouraging implicitly coercive takeover tactics and would enable the Board to provide stockholders adequate time to properly assess a takeover bid without undue pressure.

         For all of these reasons, the Board believes that the Plan, including the adoption of the Rights Agreement and the distribution of the Rights to Allegheny's stockholders, would provide appropriate protections for such stockholders from the takeover abuses discussed above.

         C.  Description of Rights.

         1. Exercise Price. The Rights created under the proposed Rights Agreement would entitle the holders to one share of Common Stock at a price to be determined by the Board and expected to be between $95 and $125 (the "Exercise Price"), subject to adjustment. Initially, the Rights would not be exercisable and would trade with the outstanding shares of Common Stock. Upon the occurrence of the triggering events described below, the Rights would become exercisable and certificates (the "Rights Certificates") representing the Rights would be distributed and would trade independently of such outstanding shares. However, the Rights would not entitle the holders thereof to make a discounted purchase of shares of Allegheny's Common Stock or of the common stock of the person acquiring Allegheny until the occurrence of one of the events of transactions described below under "Flip-in" and "Flip-over".

         2. Triggering Events. The Rights would become exercisable (i.e., Common Stock could be purchased at the Exercise Price pursuant to the Rights) upon the earlier to occur of (i) the first date or such later date as the Board may from time to time fix of public announcement by Allegheny that any person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of Allegheny's outstanding Common Stock ("Flip-in Date") and (ii) 10 business days (unless extended by the Board) after any person or group has commenced a tender or exchange offer which would, upon its consummation, result in such person or group becoming an Acquiring Person ("Flip-over Trigger").

         3. Flip-in. Upon the occurrence of a Flip-in Date, the holders of the Rights (other than an Acquiring Person and certain transferees thereof, whose Rights will become void) would immediately have the right to receive, for each Right exercised, depending upon circumstances either Common Stock having a market value equal to two times or one times the Exercise Price then in effect ("Discount Purchase Right").

         4. Flip-over. In the event that, on or after the Flip-in Date, (i) Allegheny is acquired by another person or entity not controlled by Allegheny ("Acquiror") in a merger or other business combination transaction in which the Common Stock is exchanged for securities or other property and, in the case of a merger or other business combination, the Acquiring Person will receive different treatment than all other holders of Common Stock, or (ii) 50% or more of Allegheny's consolidated assets or earnings power is sold or transferred to an Acquiror, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter be entitled to receive, for each Right exercised, common stock of the Acquiror having a market value equal to two times the Exercise Price then in effect.

         5. Redemption of Rights. The Rights may be redeemed, as a whole, at the discretion of the Board, at a Redemption Price of $.01 per Right, subject to adjustment, which Redemption Price shall be paid, at Allegheny's option, in cash, shares of Common Stock or other equivalent Allegheny securities, at any time prior to the close of business on the date that any person has become an Acquiring Person. The Rights will expire at the close of business ten years from the date of the Rights Agreement, unless earlier redeemed or exchanged by Allegheny as described below.

         6. Exchange of Shares for Rights. At any time after a Flip-in Date and prior to the time that any person (other than Allegheny and certain related entities), together with its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may direct the exchange of shares of Common Stock for all of the Rights (other than Rights which have become void) at the exchange ratio of one share of Common Stock per Right, subject to adjustment.

         7. Adjustment to Exercise Price. The Exercise Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, or (ii) upon the distribution to holders of the Common Stock of securities or assets (excluding regular periodic cash dividends) whether by dividend, reclassification, recapitalization or otherwise.

         8. Amendments. The terms of the Rights may be amended by the Board (i) prior to the Flip-in Date in any manner and (ii) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights generally.

         D.  Authorizations Sought.

         In summary, Allegheny herein seeks authorization to implement the Plan and the Rights Agreement, including, among other actions permitted by the Rights Agreement, the following transactions:

          (1)    The dividend distribution of the Rights;
          (2) The making of adjustments to the Exercise Price, and the issuance and sale of Common Stock, or the transfer of other assets, upon exercise of the Rights;
          (3) The redemption of Rights, and the issuance of Common Stock in exchange for Rights; and
          (4) Amending of the Rights Agreement as permitted by the terms hereof.

         E.  Rule 54 Analysis.

         Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization of earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.

         Rule 53(a)(1). Allegheny does not have any amounts invested, or committed to be invested, in EWGs. Allegheny has committed to invest up to $5 million in partnerships that may invest in FUCOs. This investment represents less than 1% of $898,629,000, the average of the consolidated retained earnings of APS reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended December 31, 1998.

         Rule 53(a)(2). Allegheny will maintain books and records for any EWG and FUCO in which it holds an interest and will make those books and records available as required by Rule 53(a)(2).

         Rule 53(a)(3). No more than 2% of the employees of Allegheny's domestic public utility companies will, at any one time, directly or indirectly, render services to EWGs or FUCOs in which Allegheny holds an interest.

         Rule 53(a)(4). Allegheny will submit a copy of Item 9 and Exhibits G and H of Allegheny's Form U5S to each of the public service commissions having jurisdiction over the retail rates of any of Allegheny's affected public utility companies.

         Rule 53(b):

     (i) Neither Allegheny nor any subsidiary of Allegheny is the subject of any pending bankruptcy or similar proceeding;

    (ii) Allegheny's average consolidated retained earnings for the four most recent quarterly periods($898,629,000) represented a decrease of approximately $131,840,000 (or 13%) in the average consolidated retained earnings from the previous four quarterly periods ($1,030,469,000); however, Allegheny's aggregate investment in EWGs and FUCOs does not exceed 2% of total capital invested in utility operations; and

   (iii) for the year ended December 31, 1998, there were no losses attributable to Allegheny's investments in the partnerships that invest in FUCOs.

         Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.

Item 2.  Fees, Commissions and Expenses.

         The estimated fees, commissions and expenses to be incurred in connection with the proposed transactions will be filed by amendment.

Item 3.  Applicable Statutory Provisions.

         Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 42 and 46 thereunder are believed to be applicable to the prosed dividend distribution of Rights, and any subsequent exercise or redemption of the Rights.

         While the Rights are technically a dividend on the Common Stock for corporate law purposes, in and of themselves the Rights have no economic value and, therefore, are not a "dividend" out of Allegheny's capital or capital surplus for purpose of Section 12(c) of the Act.

         Because there is no intent that the Rights ever become exercisable, they are regarded more appropriately as being in the nature of an addition to the rights of stockholders under Sections 6(a)(2) and 7(e) rather than as an issuance of securities under Section 6(a)(1) and 7(c) and (d). However, if such letter sections were to be regarded as applicable, then any issuance of Common Stock pursuant to the Rights is deemed to meet the requirements of Section 7(c)(2)(D) and none of the negative findings required under Section 7(d) can be made.

Item 4.  Regulatory Approval.

         No state or federal commission (other than the Securities and Exchange Commission) has jurisdiction with respect to the proposed transactions.

Item 5.  Procedure.

         It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in any event, not later than April 26, 1999. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.

         1.  Exhibits:

              A-1 Charter of the Company, as amended, dated September 16, 1997 (incorporated by reference to Exhibit 3.1 to the Company's Annual

                         Report on Form 10-K for the year ended December 31, 1997 (File No. 1-00267))

              A-2 By-laws of the Company, as amended, dated May 14, 1998 (incorporated by reference to
                         Exhibit 3(ii) to the Company's Quarterly
                         Report on Form 10-Q for the quarter ended
                         June 30, 1998 (File No. 1-00267))

              A-3        Draft of Rights Agreement, including exhibits

              B          Not applicable

              C          Not applicable

              D          Not applicable

              E          Not applicable

              F-1        Opinion of counsel (to be filed by amendment)

              G          Financial Data Schedules (to be filed by amendment)

              H          Proposed Form of Notice Pursuant to Rule 22(f)

         2.   Financial Statements:

Note: Allegheny corporate and consolidated actual and pro forma financial statements are omitted because the proposed transactions will not have a material impact thereon.

Item 7.  Information as to Environmental Effects.

         The proposed transactions are designed to assist Allegheny's Board in responding to an unsolicited takeover. Consequently, the issuance of an order by the Commission with respect to the subject transactions is not a major Federal action significantly affecting the quality of the human environment.

         No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.

                                    SIGNATURE

         Pursuant to the Requirements of the Public Utility Holding Company Act of 1935, the Undersigned Company Has Duly Caused this Statement to Be Signed on its Behalf by the Undersigned Thereunto Duly Authorized.

                             ALLEGHENY ENERGY, INC.


                             By: /s/ Thomas K. Henderson
                                ---------------------------
                                 Thomas K. Henderson
                                 Vice President

Date:   March 2, 1999

                                  EXHIBIT INDEX


EXHIBIT
NUMBER             DESCRIPTION
-------            -----------

99.1               Draft of Rights Agreement, including exhibits

99.2               Proposed Form of Notice Pursuant to Rule 22(f)